Exhibit (a)(4)
SUPPLEMENT TO
OFFER TO PURCHASE

AIMCO Properties, L.P.
is offering to purchase up to 2,609 limited partnership units in
Drexel Burnham Lambert Real Estate Associates II
for $104 per unit in CASH

On November 26, 2007, we commenced an offer to purchase limited partnership units of Drexel Burnham Lambert Real Estate Associates II upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

The purpose of this Supplement is to supplement and amend the information contained in the Offer to Purchase previously provided to you.

If more than 2,609 units are validly tendered (and not properly withdrawn) on or prior to the expiration date, we will purchase 2,609 units from tendering unitholders on a pro rata basis. There were 765 holders in your partnership as of November 14, 2007.

You will not pay any partnership transfer fees if you tender units pursuant to this Offer. You will pay any other fees or costs, including any transfer taxes.

Our offer price will be reduced for any distributions subsequently made or declared by your partnership prior to the expiration of our offer.

OUR OFFER AND YOUR WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 26, 2007, UNLESS WE EXTEND THE DEADLINE.

See “Risk Factors” beginning on page 3 of the Offer to Purchase for a description of risk factors that you should consider in connection with our offer, including the following:

•	Our offer price was determined without any arms-length negotiations, which might result in a higher value for your partnership units.

•	In calculating our offer price, we assumed the value of Presidential House Apartments (your partnership’s only property) to be $16,000,000, which is approximately 9% less than the value ascribed to the property in an independent appraisal that was completed in July 2007 ($17,600,000).

•	There is no established or regular trading market for your units, nor is there a reliable standard for determining the fair market value of the units. Accordingly, our offer price may not represent fair market value for your units.

If you decide to accept our offer, you must complete and sign the enclosed letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to The Altman Group, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement or the letter of transmittal may also be directed to the Information Agent at (800) 467-0821.

•	Your general partner and the property manager are affiliates of ours and, therefore, your general partner has substantial conflicts of interest with respect to our offer.

•	We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

•	Continuation of your partnership will result in our affiliate continuing to receive management fees from your partnership. Such fees would not be payable if your partnership were sold.

•	We may conduct a future offer at a higher price, although we have no obligation or current intention to do so.

•	For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of the property owned by your partnership.

•	The general partner makes no recommendation as to whether you should tender your units.

The general partner does not make any recommendation regarding whether you should accept this offer. You are encouraged to carefully review this Offer to Purchase and any other information available to you and to seek the advice of your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this offer.

THE INFORMATION AGENT FOR THE OFFER IS:

THE ALTMAN GROUP, INC.

By Mail: P.O. Box 268 Lyndhurst, NJ 07071	By Overnight Courier: 1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071	By Hand: 1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071

For information, please call:

TOLL FREE: (800) 467-0821

December 14, 2007

SUPPLEMENTAL INFORMATION

The Offer to Purchase is hereby supplemented as follows (capitalized terms that are not otherwise defined herein have the respective meanings ascribed thereto in the Offer to Purchase):

Future Plans of the Purchaser

The Offer to Purchase initially stated that we have no plans that relate to or would result in an extraordinary transaction, such as a liquidation or a sale of a material amount of your partnership’s assets. We hereby revise this disclosure to reflect the fact that the general partner will likely list your partnership’s property for sale in the near future. The section entitled “The Offer — Section 12. Future Plans of the Purchaser” is hereby supplemented by adding the following to the end of the third paragraph:

It is likely that the general partner will list Presidential House Apartments, your partnership’s only property, for sale in the near future, although a final determination has not been made. If your partnership’s property is listed for sale, however, it is uncertain when and if a sale will ever be consummated, and at what price. If your partnership’s property is sold, the net proceeds from the sale will be distributed to the limited partners and your partnership will be liquidated pursuant to the agreement governing your partnership.

Risk Factors

The risk factor entitled “Continuation of the partnership; no time frame regarding sale of property” is hereby deleted in its entirety.

The risk factor entitled “Holding your units may result in greater future value” is hereby amended and restated in its entirety to read as follows:

The general partner of your partnership will likely list your partnership’s property for sale in the near future; holding your units may result in great future value.

It is likely that the general partner will list Presidential House Apartments, your partnership’s only property, for sale in the near future, although a final determination has not been made. If your partnership’s property is listed for sale, it is uncertain when and if a sale will be consummated, and at what price. If your partnership’s property is sold in the future and the net proceeds from the sale are distributed to the limited partners, the per unit amount of such distributions might exceed our current offer price.

Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement and the letter of transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer.

The Information Agent for offer is:

THE ALTMAN GROUP, INC.

By Mail:
P.O. Box 268
Lyndhurst, NJ 07071

By Overnight Courier:
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071.

By Hand:
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071

For information, please call:
By Telephone:
TOLL FREE: (800) 467-0821
By Fax:
(201) 460-0050

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